February 20, 2009

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2008

Forms 10-Q for the Fiscal Quarters Ended June 30, 2008 and September 30, 2008

File No. 1-8529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated January 22, 2009 and respond below to the comments as requested.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets under Management, page 37

Comment 1:

We note that your revenues are dependent on the level of your AUM.  We further note that the type of assets managed can further affect the amount of revenues generated.  Specifically, you note that equity assets generally produce greater revenues than fixed income assets.  You further note that the type of client may also impact the amount of revenues you generate in that institutional clients generally pay lower fees than other clients. As such, it would appear that not only is a detailed analysis of total AUM relevant to an investor’s understanding of your revenues but also a detailed analysis of AUM by asset type (or class) and by division. We note that you provide a rollforward of AUM in total and by division.  As part of your detailed analysis of AUM by asset type, please also include a rollforward of AUM by asset type in future fillings.  In future filings, please also provide a more comprehensive analysis of the components included in each of the rollforwards of AUM provided for each of the periods presented.  Specifically, please disclose the gross amount of each type of client cash inflows and client cash outflows, including redemptions, such that readers can clearly identify any trends depicted by each category of cash inflows and outflows.  For your analysis of market performance, you should provide a detailed explanation for the positive and negative material factors impacting your market performance. For example, you note that your equity funds have had lower investment performance resulting in net outflows since September 2006 without any explanation as to why. As part of your discussion of the market performance of your funds, you may want to consider providing a summary of the sectors (i.e., real estate, banking, consumer products, etc.) AUM is invested in by asset type and/or division as a means of explaining trends in AUM.  Finally, please explain what the other category represents in terms of your AUM rollforward.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We have provided AUM rollforwards by asset type (equity, fixed income and liquidity) on pages 30 and 35 in our Form 10-Q for the quarter ended December 31, 2008 and will continue to provide such AUM rollforwards in future filings.

In future filings, we will discuss significant observable performance trends that materially impact our assets under management.  Therefore, discussing more specific items that impact performance would not be material to investors because there would be too many items, each having too small an impact on our overall assets under management. We operate through 14 asset management businesses that typically manage multiple products.  Our asset managers provide management services in various geographic locations to over 600 funds and over 35,000 separate accounts.  The factors that impact investment performance vary from manager to manager and product to product. For example, the factors impacting performance in a small-cap equity portfolio will be very different from those influencing performance in a high yield debt portfolio.

We do not believe that gross flow information is material as only net flows affect our operating results and gross flow information can be misleading or confusing.  For example, gross flow information for liquidity products is virtually meaningless as investors are likely to deposit and withdraw amounts regularly based on their cash needs.

The “other” category included the impact of changes in foreign exchange rates, which has not been individually significant to the analysis.  In our disclosures beginning with the Form 10-Q for the quarter ended December 31, 2008, the word “other” has been stricken, since the impact of changes in foreign exchange rates represents a component of investment performance and is therefore included in market performance.

Comment 2:

In future filings, please disclose the policy concerning redemptions of your AUM.  It may be appropriate to provide such disclosures by asset type and/or by division.  For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required.

Response:

We included disclosures about the ability of our clients to withdraw assets under management on pages 5 and 17 of our Form 10-K for the year ended March 31, 2008.  We will include similar disclosures, updated as appropriate, in Management’s Discussion and Analysis in our Form 10-K for the year ending March 31, 2009.  Due to the complexity and scope of our business, as discussed above, it would not be meaningful to investors to provide redemption policy information about specific products or accounts, nor do we believe it would be practical to provide such information.

Comment 3:

In future filings, please disclose the extent of any significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q. To the extent that you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or Form 10-Q, please quantify the portion of the decline that was attributable to performance as opposed to redemptions.  Please also disclose which investment types were most significantly impacted.  Refer to Item 303(A) (3)(ii) of Regulation S-K for guidance.

Response:

We have addressed this comment in our December 31, 2008 Form 10-Q, on page 29, within Management’s Discussion and Analysis, under the heading Business Environment.

Comment 4:

We note your statement on page 17, “…investment performance is one of the most important factors for the maintenance and growth of [y]our assets under management.”  In future filings, please include performance information for each of your funds by asset type for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented.  This information will allow investors to better understand how fund performance has affected your financial statements.

Response:

Due to the volume of funds that we manage, we do not believe it would be meaningful to investors or practical to provide performance information by individual funds.  We manage over 600 investment funds, including investment companies registered under the 1940 Act, unregistered trust and other fund products in the U.S. and numerous registered and unregistered non-U.S. funds.   A number of these funds, particularly the investment companies, have multiple share classes that have varying inception dates and returns.  These funds in aggregate constitute approximately 40% of our assets under management.  Further, it would be difficult to aggregate fund performance data in a meaningful way that would not be potentially misleading.

Results of Operations, page 38

Comment 5:

In future filings, please quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations in the line items discussed impacting your results of operations.  For example, you note that investment advisory fees from funds increased as a result of an increase in average assets managed by Permal, Western Asset and Royce with an offset by a decrease in average assets managed by ClearBridge without disclosing the amount each of these factors contributed to the overall increase in investment advisory fees from funds.  Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

Response:

We have addressed this comment in our Form 10-Q for the quarter ended December 31, 2008 on pages 32, 33 and 36.

Liquidity and Capital Resources, page 46

Comment 6:

We note your statement, “[l]iquidity and the access to liquidity is important to the success of [y] our ongoing operations.”  We note your disclosure that you expect cash on hand, operating cash flows, and the Equity Units issued in May 2008 to satisfy your working capital needs for the year.  We further note that you fund your asset purchases from equity capital and long-term debt. However, it appears you have other material uses of cash beyond working capital needs and asset acquisitions, such as debt services requirements and fund support initiatives.  Discussion and analysis of your liquidity should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.  Given the significance of liquidity to your operations, it is unclear how the discussion and analysis provided clearly explains to investors your material sources and uses of cash, the means available to you to obtain additional liquidity, and how the current economic environment has impacted and may continue to impact your liquidity.  In future filings, please provide a comprehensive discussion and analysis of your sources of cash that are available to support all of your liquidity requirements for the next twelve months.  Please ensure your discussion clearly demonstrates how you determined cash on hand, operating cash flows, and other discussed sources of cash will be sufficient to meet your short-term and long-term needs.  This disclosure should include quantification of each source and use of cash.  Further, you should provide specific disclosures regarding how you have been directly impacted by the current economic environment including how the tightening of the credit markets and investor concerns have impacted your liquidity currently and your expectations for the future.  Item 303(A)(1) of Regulation S-K, Instructions 1, 2, 5 of Item 303(A) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification.

Response:

We have addressed this comment in our Form 10-Q for the quarter ended December 31, 2008 on pages 42 through 48.

Comment 7:

We note that your revolving credit agreement and 5-year term loan contain standard financial covenants including leverage and interest coverage ratios.  Please revise your disclosure in future filings to include the maximum/minimum and actual ratios as of the most recent period.  This will allow readers to compare the actual ratios to the minimum/maximum requirements per your credit agreement and easily understand your current status in meeting your financial covenants.  Such disclosure should only be excluded if you believe that the likelihood of default is remote.  If you are relying on your revolving credit agreement as a material source of cash, please also disclose the amount available without violating any of your debt covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:

We have addressed this comment in our Form 10-Q for the quarter ended December 31, 2008 on page 45. While we are not currently relying on our revolving credit agreement as a material source of cash, we disclosed the amount of additional debt we may incur under our current debt covenants in that Form 10-Q.

Market Risk, page 53

Comment 8:

Please expand your disclosure in future filings to ensure that you have included the information required by Item 305 of Regulation S-K for each of your market risks.  For example, Item 305(a) of Regulation S-K requires quantitative information about each market risk using one of three methods.  In this regard, you have not provided quantitative information about the impact on your revenues and net income if the market value of the assets under management were to change.  Similarly, you have not provided quantitative information as to the impact changes in the market value of your investments would have on your non-operating income and net income.  Finally, you have not included quantitative information as to the impact changes in interest rates would have on your non-operating income and net income.  Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Response:

We do not believe that providing information about the impact of changes in the market value of our assets under management is required under Item 305(a) of Regulation S-K or is reasonably possible.  Item 305 of Regulation S-K, section (a)(1) provides that it applies to “instruments entered into for trading purposes and instruments entered into for other than trading purposes.” Our assets under management do not fall within either category.  Therefore, we do not interpret Item 305(a) to apply to AUM.  In addition, it would be difficult to calculate the impact on our earnings and revenues of a drop in AUM because many other factors come into play in translating AUM changes into revenue and net income changes.  These factors include those discussed on page 33 of our Form 10-K for the year ended March 31, 2008, including the class of the assets that decline, the fee schedule of the product or account in which the decline occurs and the profitability of the manager of the product.

In our Form 10-K for the year ending March 31, 2009, we will incorporate sensitivity analysis disclosures with respect to changes in the market value of our investments and changes in interest rates on our non-operating income and net income.

Critical Accounting Policies, page 55

Comment 9:

We note that the most significant financial instruments valued using significant unobservable input (i.e., level 3) are your purchase of securities issued by SIVs from your liquidity funds and your fund support derivative liabilities.  In future filings, please provide a more detailed discussion regarding the method(s) used to estimate the fair value of the securities held by SIVs, the derivative liabilities from LOC support and CSAs, and the total return swap.  Such discussion should disclose the material assumptions used in each method for each type of financial instrument including quantitative information for those assumptions.  You should also provide a sensitivity analysis of the impact your assumptions may have on the estimated fair value of each type of financial instrument.  Finally, provide a discussion of the impact a material change in the fair value of each type of financial instrument could have on your consolidated financial statements.  If there has been a material change to any of your material assumptions from prior periods, you should provide a detailed discussion of those changes, the reasons for the changes, and the impact that changes had to your consolidated financial statements.  Please provide us with the disclosures you intend to include in future periodic filings to address this comment.

Response:

In our Form 10-Q for the quarter ended December 31, 2008, we provided enhanced disclosures of our determination of SIV-related asset and liability fair values.  See page 54 of our Form 10-Q for the quarter ended December 31, 2008, within the Critical Accounting Policy discussion that references to Notes 2 and 3 of Notes to the Consolidated Financial Statements on pages 8 through 10.  We will repeat the disclosures in our Form 10-K for the year ending March 31, 2009, within Management's Discussion and Analysis, under the heading, Critical Accounting Policies.

We also intend to provide the following discussion of  our assumptions and sensitivity analysis relating to estimated fair values of our SIV-related trading and non-trading financial instruments in our Form 10-K for the year ending March 31, 2009.

In estimating the fair values for SIV-related financial assets and liabilities (both securities owned and fund support derivatives) we assume the value of the related SIV security equals its percentage share of the sum of the values of the underlying collateral securities plus cash and other assets held by the trust, net of reported trust liabilities.  When no direct price for a particular collateral security is available, we base the price upon a review of available information, including prices for securities we believe are comparable.   We use professional judgment to consider adjustments where appropriate including, for example, based on the nature of the collateral and its issue date.  While these determinations may reflect, in whole or part, market observations, they are inherently subjective and it is not possible to further quantify the impact of changes in these assumptions. The values of our SIV-related financial assets and liabilities have a direct correlation to the change in value of the underlying collateral.

Our response to Comment 25 is also relevant to the valuation of SIV-related assets and liabilities and will be located in close proximity to the above disclosure in our Form 10-K.

If there has been a material change in the fair values of our SIV-related assets and liabilities, we will provide a detailed discussion of those changes, the reasons for the changes, and the impact that those changes have to our consolidated financial statements.

Comment 10:

We note your disclosure that equity and fixed income securities may be valued based on broker or dealer price quotations. As such, please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements in future filings.  Such disclosure may include the following:

•

The amount of assets you valued using broker quotes, along with the classification in the fair value hierarchy;

•

The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•

Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•

Whether the broker quotes are binding or non-binding; and

•

The specific procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future periodic filings to address the comment.

Response:

In our Form 10-Q for the quarter ended December 31, 2008, we provided enhanced disclosures of our fair value inputs, and how information is obtained and used in developing the fair value measurements.  See page 54 of our Form 10-Q for the quarter ended December 31, 2008, within the Critical Accounting Policy discussion that references to Notes 2 and 3 of Notes to the Consolidated Financial Statements on pages 8 through 10.

We will repeat these disclosures in our Form 10-K for the year ending March 31, 2009 within Management’s Discussion and Analysis, under the heading, Critical Accounting Policies.  In that Form 10-K report, we will also expand the discussion on page 10 of our Form 10-Q for the quarter ended December 31, 2008, to include the following as the third sentence in the second full paragraph:

Exclusive of the internal analytics described above, we generally do not obtain more than one price per instrument, unless we are relying on broker quotes, where we generally seek to use an average of at least two quotes.

Comment 11:

Please revise your intangible assets and goodwill disclosure here or in your footnotes in future filings to address each of the following:

•

Disclose the reason for testing goodwill and other intangible assets for impairment each reporting period.  Refer to paragraphs 17, 26 and 28 of SFAS 142 and paragraph 8 of SFAS 144 for guidance on when to test goodwill and other intangible assets for impairment.

•

To provide investors with a sense of the reasonableness of your assumption that projected cash flows will increase 10% annually for the next five years for both of your reporting units, please disclose the cash flow growth for each period presented for each of these reporting units.

•

For your discussion of the percentage of total amortizable intangible assets that relates to CAM management contracts and PCM management contracts, clarify whether you are referring to the gross or net amount.

•

For your discussion of the PCM management contracts, please provide a more detailed discussion of the material factors that led to your revised attrition rate estimate.  Ensure that your disclosures provide investors with more insight as to why the related assets under management significantly declined and whether the decline happened over time or during the fourth quarter of fiscal year 2008. Quantify the revised attrition rate used.  Also, disclose the projected cash flows growth rate used in the discounted cash flow model during the fourth quarter of fiscal year 2008 as compared to previous assessments and the fiscal year 2008 cash flow growth rate recognized for these PCM management contracts.  If PCM recognized a decline in cash flow for fiscal year 2008 for these contracts, include an explanation as to why it is appropriate to include cash flow growth in the discounted cash flow model.

•

For your discussion of the CAM and Permal management contracts, please disclose the projected cash flows for the short-term annual growth rates used along with the actual cash flows from these contracts for each CAM and Permal for the most recent period presented.  If there is a material difference between the actual rates and the projected rates used, please provide investors with an explanation as to why.

•

In your September 30, 2008 Form 10-Q, you note that you have changed the cash flow growth rates and increased your discount rate due to changes in the business environment and declines in your AUM.  A detailed discussion of these changes should be provided that includes quantification of the new assumptions as compared to the previous assumptions for each reporting unit with changes.

•

In your September 30, 2008 Form 10-Q, you note the changes in assumptions have resulted in lower implied fair values for certain of your intangible assets and goodwill.  Given the requirement in Item 303 of Regulation S-K to disclose material uncertainties, instances where there is a not a material difference between the estimated fair value and the carrying value of intangible assets or reporting unit when testing goodwill for impairment should be disclosed.

•

We note that as of September 30, 2008, your market capitalization was approximately $5.35 billion whereas your total stockholder’s equity was $6.35B.  We further note that your operating income margins declined and you recognized pre-tax losses and negative operating cash flows for the six-months ended September 30, 2008.  When there is material negative evidence that your assets may be impaired and no material impairment charges have been taken, you should provide investors with an explanation as to why you do not believe your assets are impaired even though material negative evidence exists.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future periodic filings to address the comment.

Response:

We have addressed these comments in our Form 10-Q for the quarter ended December 31, 2008 on pages 50 through 53, within the Critical Accounting Policy discussion.

Also, in our Form 10-K for the year ending March 31, 2009, we will clarify our policies regarding intangible asset and goodwill impairment testing as follows:

Given the relative significance of our intangible assets and goodwill to our consolidated financial statements, on a quarterly basis we consider if triggering events have occurred that may indicate that their fair values have declined below their respective carrying amounts.   Triggering events may include significant adverse changes in our business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, we perform detail tests, which include critical reviews of all significant assumptions to determine if any intangible assets or goodwill are impaired.  At a minimum, we perform these detail tests annually at December 31.

We will also clarify references to the percentages of total amortizable assets relating to CAM and PCM to be based on net amounts.

Comment 12:

We note that your income from continuing operations before income tax provision and minority interest significantly declined for fiscal year 2008 as compared to fiscal year 2007. We further note that you have recognized a loss from operations before income tax benefit and minority interests for the six-months ended September 30, 2008.  In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets.  Please ensure your disclosure address each of the following points, as appropriate:

•

Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income.  Include an explanation of the anticipated future trends included in your projections of future taxable income.  Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

•

Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

•

If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings.  Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Response:

We addressed these comments in our Form 10Q for the quarter ended December 31, 2008 on pages 53 and 54, within the Critical Accounting Policy discussion under the heading Income Taxes.

1. Summary of Significant Accounting Policies, page 70

Intangible Assets and Goodwill, page 72

Comment 13:

We note that you have identified your operating segments (or your three divisions) as your reporting units for purposes of testing goodwill for impairment.  We further note your statement that the majority of Wealth Management’s goodwill relates to PCM and the majority of Managed Investments’ goodwill relates to CAM.  Based on your discussion of AUM within MD& A, it appears that you may have discrete financial information for your asset managers, such as PCM and CAM. Finally, we note your statement on page 5 of your March 31, 2008 form 10-K that your 13 asset managers are individual businesses.  Please provide us with your analysis of paragraph 30 of SFAS 142 for the identification of your reporting units, as it is unclear why you are testing goodwill for impairment at your operating segments level rather than at the asset manager level.  In this regard, please address each of the following:

•

Tell us how the “segment managers” of your operating segments manage their respective segments.  Specifically, tell us the types of information/reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.

•

If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3 and your noted disclosures.

•

If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.

•

Please provide us with an organizational chart that includes the level of personnel below your “segment managers” of your operating segments, whether it is at the business line, geographic or some other level.

Response:

We produce monthly internal operating statements for each of our divisions (Managed Investments, Institutional and Wealth Management) including details by component within each division that are regularly available to our operating segment managers.  The operations of many of our affiliates provide services to different customer classes and are therefore split among different divisions.  For example, Western Asset Management, Brandywine Global, Batterymarch Financial, Legg Mason International Equities, and Legg Mason Capital Management have operations in the Managed Investments and Institutional divisions. Likewise, Legg Mason Investment Counsel and Barrett & Associates have operations in the Wealth Management and Managed Investments divisions.  See attached organizational chart for details.  Also, these operating details for any given affiliate include corporate allocations, including shared services costs, and are therefore not reflective of operating results on a stand alone basis.  Some of the affiliates are required to have separate company financial statement requirements to fulfill regulatory reporting requirements.

We have considered the accounting literature under SFAS 142 and EITF Topic D-101, in particular the factors relevant to aggregation such as:

•

Long-term financial performance indicators such as expected long-term average gross margins and sales trends.

•

The nature of the products and services.

•

The type or class of customer for their products and services.

•

The methods used to distribute their products or provide their services.

•

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

•

The manner in which an entity operates its business and the nature of those operations.

•

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).

•

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

We aggregate our advisory affiliates by division because they have many similar economic characteristics, as contemplated in EITF Topic D-101.  The more prominent economic similarities include:

•

Class of customer is the defining criterion for our divisions.  Managed Investments is primarily engaged in providing investment advisory services to proprietary investment funds or to retail separately managed account programs.  Institutional focuses on providing asset management services to institutional clients.  Wealth Management is primarily focused on providing asset management services to high net worth individuals and families and endowments through separate accounts and funds-of-hedge funds.

•

Fee structures and product development vary by division, but are similar within division.   Typically within the Wealth Management division advisory fees will average at or above 100 basis points on AUM and may include performance fees, whereas fees in the Managed Investment and Institutional divisions average 60 and 20 basis points, respectively.

•

Acquired businesses have been assimilated with existing businesses along divisional lines.  This was evident with the acquisition of Citigroup Asset Management, where certain acquired AUM was rebranded as LM Partners Funds and redistributed to Legg Mason Funds, Western Asset Funds and new subadvisory relationships were created with these affiliates as well as other affiliates (Brandywine, Batterymarch and newly created Clearbridge) within the Managed Investments division.

•

The Managed Investments division has regulatory aspects that benefit from corporate resources focused on the regulatory aspects of that division.

•

Distribution channels and capabilities also generally vary by division.

These factors influence how our advisors, collective within each division, contribute to the recovery of goodwill.  Likewise, because of these factors, it would not be appropriate to view any one affiliate separately with regards to its contribution to the recovery of goodwill.  We also observe that individual margins of our separate advisor affiliates are not a good indicator of economic similarity because operating margins for each affiliate are largely influenced by the related revenue sharing arrangement.

Fiscal 2009 has been a year of transition within Legg Mason’s executive management team.  In January 2008, a new President and Chief Executive Officer was appointed and throughout the year, other executives were recruited.  In response to these management changes, we are currently evaluating changes to our division structures.

Investment Advisory Fees, page 73

Comment 14:

In future filings, please disclose the significant terms of your investment advisory contractual agreements such as the periods of these agreements and annual investment advisory fees earned by division either here or within MD&A.

Response:

We disclose the general terms of our investment advisory agreements on page 5 of our Form 10-K for the year ended March 31, 2008.  We disclose our revenues and average AUMs by division (see pages 30, 31, 34 and 35 of our Form 10-Q for the quarter ended December 31, 2008).  We believe this disclosure encompasses the full economic activity within the division which is most meaningful to investors.

Comment 15:

We note that your investment advisory fees are calculated based on the market value of AUM.  Please revise your disclosure to state the party responsible for estimating the market value of AUM, including an explanation of your involvement in the estimation process.  If you are involved in the estimation process and given the significant impact such estimates have on your investment advisory fees, please include a detailed discussion within MD&A’s critical accounting policies section of the methodologies used to estimate the market value of AUM, including the material assumptions used and a sensitivity analysis of such assumptions.  Please provide us with the disclosure you intend to include in future filings.

Response:

In our Form 10-K for the year ending March 31, 2009, we will clarify our policies regarding the valuation of AUM as follows:

The vast majority of our revenues are calculated as a percentage of the fair value of our AUM.  The underlying securities within the portfolios we manage, which are not reflected within our consolidated financial statements, are generally valued at market, which is typically the last sales price or closing price for an equity security, the bid or mean of the bid and asked price for fixed income securities and for short-term obligations, amortized cost.  The sources of prices for substantially all equity and fixed-income AUM are independent pricing services, fund accounting agents, custodians or brokers.

The boards of directors are responsible for policies and procedures related to the pricing of securities that the funds are required to follow.  Each board of directors delegates the execution of the various functions related to pricing to various parties such as the fund manager, the valuation or pricing committee, the fund accounting agent, and pricing services through formal agreements. The funds have controls to ensure prices received are accurate. Management relies on the data provided by the independent pricing services, the fund accounting agent, and the custodians in the valuation of AUM and has established policies to govern valuation processes and ensure consistency in the application of revenue recognition.  In our fiduciary role as a fund manager, we are required to adhere to the procedures that pertain to our role.

Similar to funds, for separate accounts, management has a fiduciary responsibility for the pricing of AUM and has established policies to govern valuation processes and ensure consistency in the application of revenue recognition.  Management relies extensively on the data provided by independent pricing services and the custodians in the pricing of separate account AUM.  For separate accounts, the customer selects the custodian.

Valuation processes for AUM are dependent on the nature of the assets.  Equity securities under management for which market quotations are available are usually valued at the last reported sales price or official closing price on the primary market or exchange on which they trade. Debt securities under management are usually valued at bid, or the mean between the last quoted bid and asked prices, provided by independent pricing services that are based on transactions in debt obligations, quotations from bond dealers, market transactions in comparable securities and various other relationships between securities. Short-term obligations under management are valued at amortized cost, which approximates fair value.  Substantially all of our AUM is valued based on data from independent pricing services, fund accounting agents, custodians and brokers.  This varies slightly from time to time based upon the underlying composition of the asset class (equity, fixed income and liquidity) as well as the actual underlying securities in the portfolio within each asset class.  Regardless of the valuation process or pricing source, our controls include some level of analytical review to assess the reasonableness of the price provided.  In the limited circumstance when prices are not readily available, or are determined not to reflect fair value, value may be determined in accordance with established valuation procedures based on unobservable inputs.  Management fees on AUM where fair values are based on unobservable inputs are not material.

Given the relatively limited use of unobservable inputs in determining our AUM, we have not considered revenue recognition as a critical accounting policy.

Comment 16:

We note your statement that you may bill investment advisory fees in advance of the period in which you earn such fees.  Please revise your disclosure to explain how you are able to bill investment advisory fees in advance, if the fees are based on the market value of the assets under management during the period.  Further, please explain how you account for advanced billings in your consolidated financial statements.

Response:

We note that billing advisory fees in advance is an accepted practice in the asset management industry.  In our Form 10-K for the year ending March 31, 2009, we will clarify how advance billings are calculated and treated in our consolidated financial statements as follows:

…are recognized over the period in which services are performed and may be billed in advance of the period earned based on AUM at the beginning of the billing period in accordance with the related advisory contract.  Revenue associated with advance billings is deferred and included in

Other (current) liabilities in the Consolidated Balance Sheets, and is recognized over the period earned.

Comment 17:

We note that you recognize performance fees at the end of the performance measurement period or when you determine the performance fees are realizable.  In future filings, please revise your disclosure to clarify what you mean by when the fees are realizable.  In this regard, if you are recognizing performance fees as revenue that are subject to reversal due to subsequent performance, please disclose as such, including the amount of such performance fees that may need to be reversed in future periods depending on fund performance.

Response:

We generally recognize performance fees at the end of the performance measurement period.  In some instances, however, we have recognized performance fees prior to the end of the period in situations where performance benchmarks were exceeded to such a significant degree that realization was certain. In the rare instances where this occurred, the fees were typically recognized only a month or two before the end of the measurement period.  Given that this is rare, we will modify our statement in our Form 10-K for the year ending March 31, 2009, to eliminate that phrase, as provided below.

Performance fees ....and are generally recognized at the end of the performance measurement period.

9. Income Taxes, page 87

Comment 18:

We note your disclosure that you intend to repatriate up to $225 million of earnings from certain foreign subsidiaries, of which you repatriated $36 million during fiscal year 2008.  We further note you recognized $18.4 million in income tax provision for the repatriation plan, which is approximately 8.2% of the total amount estimated to be repatriated.  In future filings, please explain why you are only recognizing an income tax expense of 8.2% rather than recognizing income tax expense at your statutory rate of 35%.  For example, if you are using foreign tax credits that were also previously unrecognized to offset a portion of the income tax expense, please disclose as such.

Response:

In our Form 10-K for the year ending March 31, 2009, we will clarify that income tax expense recognized pursuant to the repatriation plan anticipates previously unrecognized foreign tax credits to offset a portion of the income tax expense.

10. Commitments and Contingencies, page 90

Comment 19:

We note your disclosure that the former PC/CM businesses are subject to customer complaints and various legal actions for which you have provided Citigroup with an indemnification for most customer complaints, litigation and regulatory liabilities related to pre-closing events.  We further note that you have established accruals for estimated losses for the PC/CM businesses.  Finally, we note that the resolution of these matters could be material to your results of operations and cash flows.  In future filings, please include disclosure to provide investors with an understanding of the magnitude of your risk related to the PC/CM businesses’ customer complaints, legal actions, investigations and proceedings.  You may want to disclose the amount of the accrual you have recognized for these loss contingencies.  Refer to paragraph 9 of SFAS 5.  Further, as the amount of additional loss in excess of accrual may be material to your results of operations and cash flows, please disclose the amount or range of reasonably possible loss in excess of accrual in future filings.  If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why.  Refer to paragraph 10 of SFAS 5 for guidance.

Response:

This comment will be addressed in our Form 10-K for the year ending March 31, 2009, where we will disclose:

…based on current information and after consultation with legal counsel, management believes that any accrual or range of reasonably possible losses for such contingencies as of  March 31, 2008 or 2009 is not material.

18. Liquidity Fund Support, page 102

Comment 20:

We note during the third quarter of fiscal year 2008, you made a business decision to provide liquidity support to certain of your proprietary liquidity funds that has continued through the current period.  Please revise your disclosures in future filings to address each of the following:

•

Separately present on the face of the consolidated statements of income the expenses recognized for your liquidity fund support.  While we note that you have provided the disclosure in your footnotes, separate presentation on the face of the consolidate statements of income would provide investors with a clearer understanding the significant impact these activities are having on your results.  Refer to Rule 5-03.9 of Regulation S-X for guidance.

•

Disclose why you determined it was in the best interest of your company and your shareholders to provide certain of your proprietary liquidity funds with liquidity support even though you were not required to provide such support.  In this regard, we note your disclosure that your liquidity funds have had net cash inflows during fiscal year 2008 and the six-months ended September 30, 2008.   Ensure your disclosure provides investors with a clear understanding the impact your decision has had and may have on your consolidation financial statements.

•

We note your CSAs require you to provide capital contributions to the fund in certain circumstances, which generally involves the recognition of a loss on certain investments,

to “cover any losses” by the funds.  Generally, “capital contributions” to funds result in an ownership interest.  As such, it is unclear whether the purpose of the CSA is for you to “cover” loses recognized by the funds or if the purpose is to provide immediate liquidity to the funds in the form of an additional investment.  Revise your disclosure to clearly explain what you mean by “capital contribution” in terms of the CSA.  In this regard, we note your December 11, 2008, press release regarding the sale of securities held by your funds and you in which you state, “[n]either the funds nor their shareholders incurred a loss in this transaction.” We further note you will recognize a $1 billion net cash outflow on the transaction.  As such, it does not appear as though you are obtaining an ownership interest in the fund with your “capital contribution.”

•

Revise your disclosures to address whether there is any instance in which any of the liquidity funds you are providing support to would be required to repay any of the support.

Response:

These items have been addressed in our Form 10-Q for the quarter ended December 31, 2008 as follows:

•

Page 2, separate income statement presentation of fund support losses.

•

Pages 22 and 23, Note 10, first paragraph discloses why it was in the best interest of our Company and its shareholders to execute fund support.

•

Page 24, Note 10, third paragraph after the table clarifies “capital contribution” with respect to our CSAs.

•

Page 27, Note 10, second full paragraph discloses potential recovery under fund support arrangements.

Form 10-Q for the fiscal Quarter Ended September 30, 2008

3. Fair Value of Assets and Liabilities, Page 11

Comment 21:

We note in your table on page 12 that you classified $364 million of increased value of your derivative liabilities related to your fund support initiatives as realized and unrealized gains/(losses), net.  In future filings either here or in MD&A, please disclose the amount of expense recognized for new derivative liabilities and the amount of expense or gain recognized on existing derivative liabilities to allow investors to understand the changes to existing derivative liabilities and the impact new agreements are having on your results.  Please also reconcile for us the realized and unrealized gain/(losses), net recognized during the period April 1, 2008, to September 30, 2008, versus the pre-tax charge for the six months ended September 30, 2008, disclosed in the table included on page 20.  Please also include sufficient disclosure in future filings to adequately explain the differences to investors.

Response:

These items have been addressed in our Form 10-Q for the quarter ended December 31, 2008 as follows:

•

Page 13, note (2) of the table discloses the amount of expense recognized for new derivative liabilities and the amount of expense recognized on existing derivative liabilities.

•

Page 23, note (2) of the table discloses that the pre-tax charge includes a $7,047 gain, principally relating to a foreign exchange forward contract, which reconciles the total net pre-tax charge for the nine-month period ended December 31, 2008 of $1,676,810 to the SIV-related charges of $1,683,857 ($1,565,359 plus $118,498) in the table on page 13.

6. Long-Term Debt and Equity Units, page 14

Comment 22:

We note that you issued Equity Units in May 2008 for gross proceeds of $1.15 billion.  In future filings, please revise your disclosures to provide a clear and concise discussion of each of the material terms of the Equity Units in plain English, your accounting for the Equity Units and the impact each material term has had and may have on your consolidated financial statements.  At a minimum, please address each of the following in your revised disclosures:

•

Disclose the number of Equity Units issued.

•

State the purpose of the Equity Units (i.e., are the Equity Units pre-payments for the holders’ purchase of your common stock).

•

Explain the purpose of the contract adjustment payments, what exactly is being adjusted and how it was determined the adjustment amount is 1.4%.  In this regard, the quarterly payment based on the 1.4% annual rate appears to be additional interest.  In this case, the effective rate of the notes should be disclosed.  Please also explain how you determined the present value of your obligation under this term.  Please explain to us why you have recognized the present value of this term as a liability along with the authoritative literature that supports your accounting.

•

Provide an introduction to your discussion of the settlement rate to explain the purpose of this term to investors and to link the discussion to the Equity Unit holders’ obligation to purchase shares of your common stock for $50 per share by Jun 30, 2011.  In this regard, please disclose whether you may recognize a gain or loss at the time the Equity Unit holder purchases shares of your common stock.  If it is possible you could recognize a gain or loss (depending on the market price of your common stock on the date of acquisition), please disclose the circumstances in which you would recognize a gain and/or loss.

•

Provide a more detailed discussion regarding your obligation to remarket the notes, including what such obligation entails and the impact such remarketing efforts could have on your consolidated financial statements.  Please tell us how this term impacted your current accounting for Equity Units along with the authoritative literature that supports your accounting.

Please provide us with the disclosure you intend to include in future filings.

Response:

We have addressed this comment in our Form 10-Q for the quarter ended December 31, 2008 on pages 16 and 17, Note 6, Long-term Debt and Equity Units.  With respect to the accounting treatment questions, please see below.

The two principal components of the Equity Units (notes and forward contracts) are detachable, as evidenced by the investor’s right to provide substitute collateral and separately sell the notes from the forward purchase contract.  Therefore, as indicated in paragraph 16 of APB Opinion 14, the proceeds of the units should be allocated between the senior note and the forward purchase contract based on their relative fair values at the time of issuance.  Since the forward purchase contract was priced at the market value upon issuance, it has an initial net fair value of zero (i.e., the fair value of the purchase commitment equals the present value of the contract adjustment payments), therefore the entire net proceeds of the units were allocated to the senior note.

Although the initial net fair value of the forward contracts is zero, we recorded our rights and obligations under the contract on a gross basis, with the fair value of our rights under the contract recorded against paid-in capital and the present value of our obligation to pay the investor the quarterly contract adjustment as a liability.  In essence, the value of the forward if paid upfront rather than over time (i.e., absent the contract adjustment payment) would have been equal to the present value of the contract adjustment payment.  Therefore, the contract adjustment payment merely represents a financing of the forward premium.  As a result, it has been recognized as a liability.

We concluded the forward purchase contract qualifies for the scope exception described in paragraph 11(a) of SFAS 133, as further clarified by paragraph 286 of SFAS 133, the forward purchase contract is indexed solely to our stock price (EITF 07-05 paragraphs 12 to 18), and the forward purchase contract meets the requirement that the instrument be classified in stockholders' equity (EITF 00-19, paragraphs 12 to 25).

FAS 128 generally requires companies to include potential common stock in the calculation of diluted earnings per share using the “if-converted” or “treasury stock” method, depending on the terms of the particular security. The “if-converted” method ordinarily is required when, in order to obtain common stock, an investor either may or must tender a senior security of the reporting company as payment for the stock. The “treasury stock” method is required when an investor must tender cash as payment for the stock.

In evaluating the earnings per share treatment of the forward purchase contracts, we concluded that they should be included in the calculation of diluted earnings per share using the “treasury stock” method since:

1.

The forward contract is legally detachable from the note (i.e., the unit is not like convertible debt where the conversion option is not separable from the note),

2.

The note matures ten years after the forward contract matures, and

3.

If the remarketing of the notes is successful, which is the expected outcome, the notes are not tendered as payment for the forward contract. The holder will pay cash received from the remarketing to settle the obligation under the forward contract.

However, if the chances of a failed remarketing are no longer remote then we would be required to use the “if converted” method in computing diluted EPS for the forward contract because we will be required to keep the notes in satisfaction of the investor’s obligation under the forward contract (in essence it would become convertible debt).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 35

Comment 23:

Item 303(B) of Regulation S-K notes that a discussion and analysis shall be provided so as to enable the reader to assess material changes in financial condition, specifically any material changes in your financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet.  While your discussion and analysis appropriately focuses on the potential impact to your liquidity due to your fund support to your proprietary liquidity funds, the remainder of your discussion appears to focus on information obtainable from your interim financial statements.  In this regard:

•

We note that you attribute the negative operating cash flows for the six-months ended September 30, 2009, to the purchase of trading securities and payment of annual incentive bonuses without any analysis as to why the purchase of trading securities was so significant during this period, which appears to be from purchases beyond your fund support initiatives, and why the payment of annual incentive bonuses was so significant leading to negative operating cash flows.

•

We note that you have provided additional liquidity support to your proprietary liquidity funds without a discussion as to the impact such additional support is having on your cash flows and/or how you are funding such initiatives in light of your negative operating cash flows and your decline in revenues.

•

In your March 31, 2008 Form 10-K, you noted that you initiated a plan to repatriate accumulated foreign earnings of approximately $225 million of which you repatriated $37 million during fiscal year 2008.  However, you have not provided any insight as to your plans to repatriate additional foreign earnings under this plan.

•

The economic environment in which you are operating has continued to worsen since your March 31, 2008, Form 10-K.  However, you have not provided any further insight as to the specific impact the economy has had on your operating activities and cash flows.

In future filings, please ensure you provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements over the next twelve months.  Please also disclose if you expect any alternative sources of funding to be available in the future.  Please note that this is not a comprehensive list of the areas you should improve upon in future filings.  Please refer to Item 303(B) of Regulation S-K and Sections 501.05 and 501.13 of the Financial Reporting Codification for guidance.

Response:

We have addressed this comment in our Form 10-Q for the quarter ended December 31, 2008 on pages 42 through 48, under the heading Liquidity and Capital Resources.

Comment 24:

We note that you have over $1 billion of investments held at fair value as of September 30, 2008, which is a significant increase from the investments held as of March 31, 2008, with a majority of the investments classified as trading securities.  In future filings, please include disclosure to more fully describe the types of debt, equities, and other investments that you hold and the sectors that these investments are in. The changes in balances between balance sheet dates should be clearly disclosed.  Please also revise your disclosures to clearly explain how changes in debt, equities, and other investments impacted your operating results for each period presented. As your investments are a significant part of your current assets, this disclosure should provide investors with a better understanding as to the impact the markets are having on the value of these investments and the impact to your cash flows.  Refer to Item 303(A) of Regulation S-K and section 501.13 of the Financial Reporting Codification for guidance.

Response:

Our Form 10-Q for the quarter ended December 31, 2008, page 12, within Note 3, Fair Values of Assets and Liabilities, further details the nature of trading investments to provide a better link to our discussion of the related valuation processes on pages 9 and 10.  Significant changes in investments during the period ended December 31, 2008 are associated with SIV-related financial assets and liabilities, which is discussed in several places within our Management Discussion & Analysis.  In addition, the amount of unrealized gains/losses incurred during the year-to-date period is reflected in our cash flow statement and discussion of changes in other income (expense) within MD&A indicates amount of gains/losses attributable to trading securities.

We will also repeat the above referenced discussion of valuation processes in Management’s Discussion and Analysis in our Form 10-K for the year ending March 31, 2009 along with a year-to-year comparison of financial assets and liabilities recorded at fair value, accompanied by discussion of the more significant changes.

Comment 25:

We note that your investments in securities issued by SIVs and your derivative liabilities have fair values that are based on the trust of the SIVs and underlying collateral, which is typically comprised of assets and mortgage backed securities, corporate bonds, and collateralized debt obligations.  We further note your disclosure that credit risk was not a material factor in determining the fair value of the derivative liabilities, as the liabilities are supported by cash collateral.  Please revise your disclosure in future filings to address the counterparty credit risk associated with these financial instruments.  If you believe the counterparty credit risk is immaterial, please include an explanation as to how you arrived at such conclusion.

Response:

Our Form 10-K for the year ending March 31, 2009 will include the following disclosures within both our financial statement Note for Fair Values of Assets and Liabilities and within Critical Accounting Policies under the heading Valuation of Financial Instruments:

The prices utilized for underlying trust collateral securities incorporate both nonperformance and liquidity risks inherent in these securities and there are no further considerations of credit risk necessary relating to the trust or the issuers of the SIVs.  In following this valuation approach, we assume that the SIV trust will distribute to holders all income and other returns received from the collateral securities.

We conclude Legg Mason’s credit risk is not a material factor to the fair value of the related derivative liabilities because, among other things, the majority of our liquidity fund support requires cash collateral and we currently have available cash to cover uncollateralized positions.

We currently do not have any fund support derivatives in an asset position and do not expect to have any at March 31, 2009.  For our assessment of the impact of credit risk on the valuation of our fund support derivative liabilities, there are no readily available credit default swap rates for Legg Mason.  However, based on a review of available credit default swap rates for large financial institutions, we conclude counterparty credit risk on our uncollateralized liquidity support of $296 million at December 31, 2008 to be immaterial.

In connection with our response to your comment letter, we acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,

/s/Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc: Tracey Houser, U.S. Securities and Exchange Commission, Division of Corporation Finance

 Comment 13 Attachment

Diagram of Management Reporting Structure

Reporting Segments		Asset Management

Operating	Managed Investments	Institutional	Wealth Management
Segments

	ClearBridge	Batterymarch	Permal
Components

	Royce	Brandywine Global	LM Investment Counsel

	LM Capital Management	Western Asset Management	Karafin

	Western Asset Management	LM International Equities	Barrett

	Batterymarch		Trust
Geographic Divisions

	LM Investment Counsel		Bartlett
LM Capital Management

	Barrett		Private Capital Management
Global Currents

Trust

LM International Equities

Brandywine Global

Global Currents

Unallocated corporate overhead